Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant, or other independent professional adviser. If you have recently sold or transferred all of your shares in Polestar Automotive Holding UK PLC, you should forward this document and the accompanying documents to your bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or transferred only part of your holdings, you should retain these documents. The Notice of Annual General Meeting to be held at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom at 15:00 on 26 June 2026 is set out at the end of this document. Shareholders may submit a proxy vote using the form of proxy enclosed. Proxymity Voting – if you are an institutional investor you may also be able to appoint a proxy electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Registrar. For further information regarding Proxymity, including applicable voting cut-off time, please go to www.proxymity.io. Before you can appoint a proxy via this process you will need to have agreed to Proxymity’s associated terms and conditions. It is important that you read these carefully as you will be bound by them and they will govern the electronic appointment of your proxy. A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service. POLESTAR AUTOMOTIVE HOLDING UK PLC (incorporated and registered in England and Wales under number 13624182) NOTICE OF ANNUAL GENERAL MEETING 2026 to be held at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom at 15:00 (British Summer Time) on 26 June 2026. No person should construe the contents of this document as legal, tax or financial advice and recipients of this document should consult their own advisers as to the matters described in this document. Cautionary note regarding forward-looking statements This document contains statements about the Company that are or may be “forward-looking statements” within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These statements include, but are not limited to, the timing of the Annual General Meeting, the presence of Directors at the Annual General Meeting, the acceptance of proxies, and the performance of information technology and other third-party service providers. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. Any forward-looking statements are based on the Company’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These and other factors are discussed in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2025. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date. The Company undertakes no duty to update this information, expect as is required by law. Notice to persons outside the United Kingdom The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

2 18 May 2026 Dear Shareholders, Polestar Automotive Holding UK PLC’s Annual General Meeting (‘AGM’) for 2026 will be held at 15:00 (British Summer Time) on 26 June 2026 at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom. Polestar was and still is Europe’s only pure EV player. With no legacy hampering it, Polestar can focus completely on the future, offering the best designed, most fun to drive EVs. With a new management team in place, 2025 was a year of significant achievements and developments for Polestar. We increased our retail sales volume by 34% and grew our dealer network by 50%, an important step in preparing the business for our next step: a record model offensive that is starting during 2026 with four new models planned in the next three years. With these cars, our line-up will target up to 55% of the total BEV market. The team has also taken significant steps to make us as lean as possible, creating a new benchmark for the automotive industry in terms of efficiency. Thanks to our asset-light set-up, we can remain agile across every level of the organisation, whilst not jeopardising the fast pace of development that is needed for us to stay competitive. The Board and I look forward to our continued engagement with you, our shareholders. The AGM is an important opportunity for the Board to request from members authority on important subjects as the Company continues on its journey as a listed entity and pursues our ambition to improve society by using design and technology to accelerate the shift to sustainable mobility. Voting The Notice of AGM, which follows this letter, sets out the business to be considered at the meeting. Explanatory notes on each resolution are set out on pages 6 to 11 of this document. Voting on each of the resolutions to be put to shareholders at the AGM will be conducted by a poll. This is in line with best practice and ensures a more accurate final result which reflects the voting preferences of all shareholders who have lodged a proxy vote. Please submit a proxy vote in advance of the proxy deadline. Guidance on the appointment of proxies, corporate representatives and voting can be found on page 12 of this notice. The results of the voting will be published on the Company’s website as soon as practicable after the AGM. Remuneration Policy The Company’s Remuneration Policy is being laid before shareholders for approval. The Remuneration Policy has been developed by the Board, taking into account the advice of the Company’s remuneration consultants, Mercer. The Company may not make a remuneration payment or pay for the loss of office to a person who is, or is to become, or has been, a Director of the Company unless that payment is consistent with the latest approved Directors’ Remuneration Policy or has otherwise been approved by a resolution of shareholders. Further details can be found on page 6 of this notice. External Auditor We are seeking shareholders’ approval for the appointment of PricewaterhouseCoopers LLP and Öhrlings PricewaterhouseCoopers AB (together, ’PwC’) as the Company’s new external auditor. Following such approval, PwC will be the Company’s independent registered public accounting firm for the fiscal year ending 31 December 2026. A full tender process was undertaken by the Polestar group in 2025, with PwC subsequently appointed. The Audit Committee determined that the Company’s current independent auditor, Deloitte, will continue as its independent registered public accounting firm through the completion of Deloitte's audit of the Company's annual report and financial statements for the period ended 31 December 2025, and until PwC’s appointment is approved and ratified by shareholders at the AGM. Election of Directors In accordance with the Company’s Articles of Association, each Director shall retire from office at the AGM but shall be eligible for re-appointment. All Directors in office during 2025 were subject to a formal and rigorous performance evaluation. The Board considers that each of the Directors continues to discharge their duties and responsibilities effectively, demonstrates commitment to their role, and continues to make a strong contribution to the work of the Board

3 and to the long-term sustainable success of the Company. We are therefore proposing the re-appointment of all Directors. Further details and Director’s Biographies can be found on pages 6 to 10 of this Notice. Recommendation The Board considers that all the proposed Resolutions set out in the Notice of AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of each Resolution, as they themselves intend to do in respect of their own beneficial shareholdings in the Company. Yours faithfully, Winfried Vahland Chairman

4 Notice of Annual General Meeting Notice is hereby given that the Annual General Meeting (‘AGM’) of Polestar Automotive Holding UK PLC (the ‘Company’) will be held at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom on 26 June 2026 at 15:00 (British Summer Time). You will be asked to consider and, if thought fit, pass the following resolutions below. Resolutions 1 to 14 will be proposed as ordinary resolutions. For an ordinary resolution to be passed, a simple majority of more than 50% of the votes cast must be in favour of the resolution. Resolutions 15 to 16 will be proposed as special resolutions. For a special resolution to be passed, at least 75% of the votes cast must be in favour of the resolution. Ordinary Resolutions Resolution 1: Report and Accounts To receive the Company’s annual report and audited financial statements for the period ended 31 December 2025. Resolution 2: Directors’ Remuneration Report To receive and approve the Directors' Remuneration Report for the period ended 31 December 2025. Resolution 3: Remuneration Policy To receive and approve the Remuneration Policy. Resolution 4: Re-appointment of Director To re-appoint Winfried Vahland as a Director. Resolution 5: Re-appointment of Director To re-appoint Cynthia Dubin as a Director. Resolution 6: Re-appointment of Director To re-appoint Francesca Gamboni as a Director. Resolution 7: Re-appointment of Director To re-appoint Christine Gorjanc as a Director. Resolution 8: Re-appointment of Director To re-appoint Michael Lohscheller as a Director. Resolution 9: Re-appointment of Director To re-appoint Karl-Thomas Neumann as a Director. Resolution 10: Re-appointment of Director To re-appoint Xiaojie (Laura) Shen as a Director. Resolution 11: Re-appointment of Director To re-appoint Quan (Joe) Zhang as a Director. Resolution 12: Appointment of auditor To appoint PricewaterhouseCoopers LLP and Öhrlings PricewaterhouseCoopers AB (together the ‘Auditor’) as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders. Resolution 13: Remuneration of auditor To authorise the Audit Committee to determine the remuneration of the Auditor. Resolution 14: Authority to issue and allot ordinary shares That the directors are generally and unconditionally authorised for the purposes of section 551 of the Companies Act 2006 (‘CA 2006’) to exercise all the powers of the Company to: (i) allot class A ordinary shares of $0.01 each in the capital of the Company (‘Class A Shares’) and to grant rights to subscribe for or to convert any security into Class A Shares, up to an amount of 3,182,774,460 Class A Shares; and (ii) allot class B ordinary shares of $0.01 each in the capital of the Company (‘Class B Shares’) and to grant rights to subscribe for or to convert any security into Class B Shares, up to an amount of 1,747,474,169 Class B Shares, provided that: (a) (unless previously revoked, varied or renewed by the Company) this authority will expire on 26 June 2031, save that the directors may, before this authority expires, make offers or agreements which would or might require Class A Shares and Class B Shares (as applicable) to be allotted, or rights to subscribe for or convert securities into Class A Shares and Class B Shares (as applicable) to be granted, after its expiry and the directors may allot shares or grant rights to subscribe for or convert securities into shares pursuant to such offers or agreements as if this authority had not expired; and (b) this authority replaces all subsisting authorities previously granted to the directors for the purposes of section 551 of the CA 2006, including under the Company’s Articles of Association, which, to the extent unused at the date of this resolution, are revoked with immediate effect, without prejudice to any allotment of shares or grant of rights already made, offered or agreed to be made under such authorities. Special Resolutions Resolution 15: Authority for disapplication of pre-emption rights That, subject to resolution 14 being passed, in accordance with section 570 of the CA 2006, the directors are given power to allot equity securities (as defined in section 560 of the CA 2006) of the Company

5 pursuant to the authority conferred by resolution 14, as if section 561(1) of the CA 2006 did not apply to any such allotment. Resolution 16: Notice of general meetings To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days. on behalf of Computershare Company Secretarial Services Limited, Company Secretary 18 May 2026 Registered office The Pavilions Bridgwater Road Bristol BS13 8AE United Kingdom

6 Explanation of the Resolutions Resolution 1: Report and Accounts The Board presents the Annual Report and Financial Statements of the Company for the year ended 31 December 2025. Resolution 2: Directors’ Remuneration Report The Directors’ Remuneration Report can be found within the Company’s Annual Report and Financial Statements for the year ended 31 December 2025. The vote on the Directors’ Remuneration Report is advisory in nature and therefore not binding on the Company. Resolution 3: Remuneration Policy The Remuneration Policy is contained in the Directors’ Remuneration Report that is part of the Annual Report and Financial Statements for the year ended 31 December 2025. It sets out the policy of the Company with respect to the making of remuneration payments and payments for loss of office to the Directors. Section 439A of the Companies Act 2006 requires quoted companies to present to their shareholders a Remuneration Policy for approval at the first Annual General Meeting following listing, and at least every three years thereafter (unless the Directors wish to change the policy within that three-year period). The first Remuneration Policy was approved at the 2023 Annual General Meeting, following Polestar’s listing on Nasdaq, New York. Therefore, this resolution seeks shareholder approval of the Remuneration Policy which, if passed, will take effect at the conclusion of the AGM. Once effective, all future payments to Directors, past and present, must normally comply with the terms of the policy, unless specifically approved by shareholders at a general meeting. Resolutions 4-11: Re-appointment of Directors In accordance with the Company’s Articles of Association, each Director shall retire from office at the AGM but shall be eligible for re-appointment. All Directors in office during 2025 were subject to a formal and rigorous performance evaluation. The Board considers that each of the Directors continues to discharge their duties and responsibilities effectively, demonstrates commitment to their role, and continues to make a strong contribution to the work of the Board and to the long-term sustainable success of the Company. Each Director brings valuable skills and experience to the Board and its Committees, and their individual contribution to Polestar is detailed in their biographies. Resolutions 4 to 11 propose the re-appointment of all Directors by separate ordinary resolutions by the Company’s shareholders. The Nominating and Governance Committee has reviewed the independence of each Non-Executive Director standing for re-appointment. After understanding any relationships with the Company, the Nominating and Governance Committee noted that Winfried Vahland, Cynthia Dubin, Christine Gorjanc, Karl-Thomas Neumann and Xiaojie (Laura) Shen continue to be independent and that each of them possess the necessary mix of skills and experience to continue to contribute effectively to the Company’s long-term sustainable success and that there are no circumstances likely to impair their judgement in relation to Polestar Board matters. Michael Lohscheller, as the Polestar CEO, Francesca Gamboni, due to her relationship with Snita Holding B.V. and employment with Volvo Cars, and Quan (Joe) Zhang, due to his relationship with PSD Investment Limited and employment with Zhejiang Geely Holding Group, are not considered independent. The biographical details of the Directors standing for re-appointment, setting out the skills and experience that each brings to the Board, can be found below. Winfried Vahland Independent Non-Executive Director1 Chair of the Board of Directors Member of the Nominating and Governance Committee Appointed 15 January 2024 Nationality German Outside Interests Winfried Vahland currently serves as Honorary Chairman of the Supervisory Board of EuroCar AG., as well as a Member of the Supervisory Board of Proton Holdings Berhad.

7 Skills and Experience Winfried Vahland has 40 years of broad and international experience in the automotive industry, beginning his career at Adam Opel AG in 1984 and spending 25 years holding various executive positions withing the Volkswagen Group from 1990 with his most recent position serving as CEO of Škoda from 2010 to 2015. Winfried Vahland served on the Volvo Cars Board from 2019 to 2024. He previously served as a member of the Supervisory Board of Vibracoustic SE until November 2025 and he also served as Chairman of the supervisory board of Eldor Corporation S.p.A from 2016 to 2023. Winfried Vahland holds a Master’s Degree in Mechanical Engineering and Business Administration from Technical University THD Darmstadt, Germany, and a Master of Business Administration from GMI Engineering & Management Institute, Michigan, United States. He was decerned honorary doctor in Mechanical Engineering by the Dalian University of Technology in China, and in Economics by the University of Economics in Prague, Czech Republic. The Company believes that Prof. Dr.hc Vahland is qualified to serve on the Board based on his significant experience in the automotive industry. Cynthia Dubin Independent Non-Executive Director1 Chair of the Compensation Committee and member of the Audit Committee Appointed 30 June 2025 Nationality American, British Outside Interests Cynthia Dubin is since March 2019 a director of Hurco Group Companies, Inc., a global machine tools manufacturer listed on Nasdaq, where she is a member of the Audit Committee. Since December 2020, Cynthia Dubin has also served as a director of ICE Futures Europe, Inc., an exchange for futures and options contracts for energy and emissions products, interest rates, equity derivatives and soft commodities, owned by Intercontinental Exchange where she is Chair of the Risk and Audit Committee. Skills and Experience Cynthia Dubin is a senior executive and board director with over 30 years of experience in energy, finance, and industrial sectors. From February 2019 to July 2025, Cynthia Dubin served as a board director of the U.K. Competition and Markets Authority, including as Chair of its Nominations Committee and Audit and Risk Assurance Committee. Cynthia Dubin previously served as a director of Franchise Group, Inc. (Nasdaq‑listed) from May 2021 to August 2023, including as Chair of the Audit Committee, and as a director of Synthomer PLC from September 2020 to November 2022, where she also served as Chair of the Audit Committee, and a member of the Remuneration and Nomination Committee. From 2015 to September 2020, she served on the board of Babcock & Wilcox Enterprises, Inc. (NYSE‑listed), including as Chair of the Audit Committee. Cyntha Dubin holds a BSBA in finance and economics from Georgetown University. She holds a certificate in company directorship from the Institute of Directors in the U.K. and has completed a Harvard University residential course on corporate board effectiveness. The Company believes that Cyntha Dubin is qualified to serve on the Board based on her significant experience of international corporate finance and capital markets, corporate governance and risk management and oversight. Francesca Gamboni Non-Executive Director Appointed 7 October 2024 Nationality Italian

8 Outside Interests Francesca Gamboni serves as Chief Industrial Operations Officer and previously as Chief Supply Chain Officer of Volvo Cars since October 2023 and as a member of Volvo Cars Executive Management Team since May 2024. Skills and Experience Francesca Gamboni is a supply chain and industrial operations management expert with close to 30 years of experience in this area. Francesca Gamboni has held senior and executive supply chain management positions within and outside of the automotive and mobility industry. Most recently, she served as Chief Supply Chain Officer of Accell Group, an e-bike market leader, from February 2022 to August 2023. Prior to this, she served as SVP Global Supply Chain of Stellantis from June 2016 to January 2022. Her experience in the automotive industry also includes Renault where she served as Vice President Supply Chain (June 2010 to August 2013) and General Manager Logistics (November 2007 – June 2010). Other key positions held by Francesca Gamboni include her role as Nordic Operations Director of L’Oréal from September 2013 to May 2016, and Supply Chain Manager of Alcan from February 2003 to November 2007. Francesca Gamboni also has experience as member of the supervisory board in the logistics industry with GefCo (June 2016 – December 2019), and the automotive industry with Opel (December 2019 – January 2022). Francesca Gamboni holds a Master of Science in Industrial Technology Engineering from Politecnico di Milano. The Company believes that Francesca Gamboni is qualified to serve on the Board based on her significant experience in the supply chain management of the automotive industry. Christine Gorjanc Independent Non-Executive Director1 Chair of the Audit Committee and member of the Compensation Committee Appointed 7 October 2024 Nationality United States Outside Interests Christine Gorjanc has been serving on the board of Forward Air since June 2024 where she serves as the Audit Committee chair and as a member of the compensation committee since June of 2025. Skills and Experience Christine Gorjanc is an experienced Chief Financial Officer from the high growth technology sector and has served on several public and private company boards. Christine Gorjanc has obtained the NACD certified corporate director status and served on the board of directors and Audit Committee of Juniper Networks starting in 2019 and was appointed Lead Independent Director in 2023. Juniper Networks was acquired by HPE in July 2025 and Christine Gorjanc resigned from the board upon completion of the transaction. Christine Gorjanc also served on the boards of Invitae from 2015 to August 2024 and Shapeways Holdings from April 2023 to July 2024, where she served as Audit Committee chair of both. Christine Gorjanc served as the Chief Financial Officer of Arlo Technologies, Inc., an intelligent cloud infrastructure and mobile app platform company, from August 2018 to June 2020. Prior to her role with Arlo, she assumed the role of Chief Financial Officer of NETGEAR, Inc. in January 2008, where she previously served as the Chief Accounting Officer from December 2006 to January 2008 and Vice President, Finance, from November 2005 to December 2006. Prior to joining NETGEAR, she served in a number of roles including Vice President, Controller, Treasurer, and Assistant Secretary of Aspect Communications Corporation from September 1996 through November 2005. Christine Gorjanc served as Manager of Tax for Tandem Computers, Inc. from October 1988 through September 1996. Prior to 1996, she served in management positions at Xidex Corporation and spent eight years in public accounting. Christine Gorjanc holds a Bachelor of Business Administration in Accounting from the University of Texas at El Paso and a Master's degree in Taxation from Golden Gate University. The Company believes that Christine Gorjanc is qualified to serve on the Board based on her significant experience as a CFO and other executive financial roles in high tech and growth industries. Michael Lohscheller CEO Executive Director

9 Appointed 1 October 2024 Nationality German Outside Interests N/A Skills and Experience Michael Lohsheller joined Polestar as its Chief Executive Officer in October 2024, at which time he also became a member of the Board of Directors. Prior to joining Polestar, Michael Lohscheller was the President and CEO of Nikola Corporation from March 2022 to August 2023 and Global CEO of Vinfast during 2021. Prior to that Michael Lohscheller held various executive roles at Stellantis from September 2012 to August 2021, including as CEO of Opel Automobile from June 2017 to August 2021. He worked with Volkswagen from 2004 to 2012 and at DaimerChrystler from 2001 to 2004. Michael Lohscheller brings over 20 years of senior level experience in the global automotive industry to Polestar. Michael Lohscheller holds an MA in Marketing Management from Brunel University of London in the United Kingdom and a BA in Business Administration from Osnabrück University of Applied Sciences in Germany. Karl-Thomas Neumann Independent Non-Executive Director1 Chair of the Nominating and Governance Committee Appointed 23 June 2022 Nationality German Outside Interests Karl-Thomas Neumann has been the Chief Executive Officer and Founder of KTN Investment and Consulting since March 2018. He also serves as a director of indie Semiconductor, Inc. (NASDAQ:INDI) since June 2021 and as a director of South Korea based Hyundai-Mobis since March 2019, and as a member of the Advisory Board of SK-On since February 2024. Skills and Experience From April 2018 to June 2019, Karl-Thomas Neumann held a management position at Canoo Inc., an electric vehicles company, where his responsibilities included technology and marketing. From March 2013 to March 2018, he was Executive Vice President & President Europe for General Motors Company, where he was also a member of the GM Executive Committee. Karl-Thomas Neumann was previously with Volkswagen AG, where he was Chief Executive Officer and Vice President of Volkswagen Group China in Beijing from September 2010 to August 2012. Prior to this position, he held a number of management positions at Volkswagen, beginning in 1999 as Head of Research and Director of Electronics Strategy. From 2004 to 2009, Karl-Thomas Neumann was a member of the Executive Board at German automotive supplier Continental AG, responsible for the Automotive Systems Division. From August 2008 to September 2009, he was Chairman of the Executive Board of Continental AG. In December 2009, Karl-Thomas Neumann returned to Volkswagen AG and took over company-wide responsibility for electric propulsion. Karl-Thomas Neumann began his professional career at the Fraunhofer Institute as a research engineer before moving to Motorola Semiconductor, where he worked as an engineer and strategy director responsible for the automobile industry. Karl-Thomas Neumann holds a Ph.D. in Microelectronics from the University of Duisburg, as well as a diploma in Electrical Engineering from the University of Dortmund. The Company believes that Karl-Thomas Neumann is qualified to serve on the Board based on his significant executive experience in the automotive sector. Xiaojie (Laura) Shen Independent Non-Executive Director1

10 Member of the Audit Committee Appointed 7 October 2024 Nationality Chinese Outside Interests Laura Shen serves as Chair of the China Alumni Chapter of University of New York at Buffalo and consultant of the Dean of School of Management, and as a consultant for China Auto Dealers Chamber of Commerce. Skills and Experience Laura Shen has 30 years of experience in the automotive sector in China with demonstrated track-record in sales performance, operational efficiencies and strategic implementation. Laura Shen joined Volkswagen Group (China) as Vice President in 2007 where she held various executive positions, including as Managing Director and Director for Volkswagen Group Import from 2021 to 2023, Head of Sales & Service Operations of Volkswagen Brand China from October 2014 to May 2016, Managing Director of Volkswagen Import from 2009 to 2012. She also served as Chair of Volkswagen Virtual Turntable (Beijing) Internet Information Service Co. Ltd from March 2022 to June 2023. Prior to Volkswagen, Laura Shen served as Assistant President of Jiangling Motors from 1995 to 2002, and Head of Sales of BMW Brilliance from 2002 to 2007. Laura Shen holds an MBA from State University of New York at Buffalo, and a Postgraduate Diploma in ELT from Nanyang Technological University of Singapore. The Company believes that Laura Shen is qualified to serve on the Board based on her significant experience in the automotive industry. Quan (Joe) Zhang Non-Executive Director Member of the Nominating and Governance Committee and Compensation Committee Appointed 30 June 2025 Nationality Chinese Outside Interests Joe Zhang is Vice President and Chief Financial Officer of Zhejiang Geely Holding Group. In addition, Joe Zhang holds multiple directorship positions in Geely Holding Group companies. His current appointments include serving as the Chairman of Lotus Group International Limited since March 2026, the Chairman of Genius Auto Finance Co., Ltd. since January 2026, a Director of Zhejiang Farizon New Energy Commercial Vehicle Group Co., Ltd. since January 2025, a Director of CaoCao Inc., a company listed on the Hong Kong Exchange since April 2024, and a Director of Smart Mobility Pte. Ltd. since March 2022. Skills and Experience Joe Zhang joined Zhejiang Geely Holding Group in April 2014. Between 2014 and 2021, Joe Zhang held various key positions, including Deputy CFO of Geely Holding Group, General Manager of Geely Holding Group Financial Management Center and Director of Geely Holding Group Strategic Finance Center. Joe Zhang has served as Zhejiang Geely Holding Group’s Chief Financial Officer since May 2021 and was appointed as its Vice President in July 2022. Joe Zhang graduated from Shanghai University of Finance and Economics in 2002 with a Bachelor’s degree in international accounting. The Company believes that Joe Zhang is qualified to serve on the Board based on his extensive financial management experience, with a strong focus on financing, investment management and mergers & acquisitions and experience in the automotive industry. As a key leader, he has pivotally contributed to fostering global strategic partnerships for Geely. 1 Deemed as independent under the Nasdaq listing rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

11 Resolution 12: Appointment of auditor The auditors of a company must be appointed or re-appointed at each general meeting at which the accounts are laid. Resolution 12 proposes, on the recommendation of the Audit Committee, the appointment of PricewaterhouseCoopers LLP and Öhrlings PricewaterhouseCoopers AB as the Company’s auditors, until the conclusion of the next annual general meeting of the Company at which accounts are laid. If appointed, PricewaterhouseCoopers LLP will perform the statutory audit of the Company while Öhrlings PricewaterhouseCoopers AB will perform an integrated audit of the consolidated financial statements of the Company. The Audit Committee considers the appointment of the external auditor each year before making a recommendation to the Board. The Board recommends the appointment of the auditors. Resolution 13: Remuneration of auditor The Audit Committee reviews the fee structure, resourcing and terms of engagement for the external auditor annually; in addition, it reviews the non-audit services that the auditor provides to the group on a quarterly basis. The Board is seeking authority for the Audit Committee to fix the auditor’s remuneration. Resolution 14: Authority to issue and allot ordinary shares Pursuant to the Articles of Association of the Company, which were approved and adopted at the Company’s Annual General Meeting held on 30 June 2025 (the ‘Articles’), the Directors are authorised in accordance with section 551 of the Companies Act (the ‘CA 2006’) to allot up to 6,777,366,739 Class A Shares and Class B Shares. As of the date of this Notice, the Company had 4,317,225,540 Class A Shares and 29,892,570 Class B Shares in issue. In substitution for the existing authority under the Articles to allot Class A Shares and Class B Shares (and any other subsisting authorities), it is proposed that the Directors shall be authorised to allot, and to grant rights to subscribe for or to convert any security into, such shares, up to an additional amount of 3,182,774,460 Class A Shares and 1,747,474,169 Class B Shares. This authority shall expire on 26 June 2031, unless previously revoked, renewed or varied. If passed and fully utilised, this resolution provides the Directors with authority to issue up to a total aggregate number of 7,500,000,000 Class A Shares and up to a total aggregate number of 1,777,366,739 Class B Shares (i.e. when aggregated with those Class A Shares and Class B Shares already in issue as at the date of this Notice). Resolution 15: Authority for disapplication of pre-emption rights That, subject to resolution 14 being passed, in accordance with section 570 of the CA 2006, the Directors are given power to allot equity securities (as defined in section 560 of the CA 2006) of the Company pursuant to the authority conferred by resolution 14, as if section 561(1) of the CA 2006 did not apply to any such allotment. If passed, this authority will expire at the same time as the authority to allot shares given pursuant to resolution 14. Resolution 16: Notice of general meetings Under the provisions in the CA 2006, public companies must call general meetings (other than an annual general meeting) on at least 21 clear days’ notice unless the company: a. has obtained shareholder approval for the holding of general meetings on 14 clear days’ notice by passing an appropriate resolution at its most recent annual general meeting; and b. offers the facility for shareholders to vote by electronic means accessible to all shareholders. To enable the Company to utilise the shorter notice period of 14 days for calling such general meetings, shareholders are asked to approve this resolution. The shorter notice period would not be used as a matter of routine for such meetings, but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If granted, this authority will be effective until the Company’s next annual general meeting. Recommendation The Board believes the proposals described above regarding the resolutions to be proposed at the AGM to be in the best interests of the Company and the shareholders as a whole. Accordingly, the Board recommends that Shareholders vote in favour of each of the resolutions at the AGM, which the Directors intend to do in respect of their own beneficial holdings of Class A Shares representing 0.03% of the issued Class A Shares.

12 Administrative notes to the Notice of Annual General Meeting Website address Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, is available from https://investors.polestar.com/corporate-governance/annual-general-meeting. Entitlement to attend and vote Only those holders of Class A Shares, Class B Shares and class C ordinary shares (together, ‘Ordinary Shares’) registered on the Company’s register of members at 18:00 (British Summer Time) on 24 June 2026 or, if this meeting is adjourned, at close of business on the day two days prior to the adjourned meeting, shall be entitled to attend and vote at the meeting. Holders of ADSs When is my voting entitlement fixed? To instruct the Depositary to vote the Ordinary Shares represented by your American depositary Shares (‘ADSs’) at the AGM you must be a registered holder of ADSs at 17:00 (Eastern Daylight Time) on 8 May 2026 (the ‘ADS Record Date’). Your voting entitlement will depend on the number of ADSs you hold on the ADS Record Date. How can I attend the Annual General Meeting in person? ADS holders cannot attend the AGM. How can I vote the Ordinary Shares represented by my ADSs? If you are a registered holder of ADSs as of the ADS Record Date you will be able to instruct Citibank, N.A. (the ‘Depositary’) to vote the Ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send to registered holders of ADSs as of the ADS Record Date an ADS voting instruction card and an explanatory Depositary Notice. Please read the instructions carefully to ensure you have completed and signed the ADS voting instruction card correctly. If you are an ADS holder holding via a bank, broker or nominee, you need to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines. By when do I have to submit my ADS vote to the Depositary? Voting instructions via ADS voting instruction card must be received by the Depositary by 10:00 a.m. (Eastern Daylight Time) on 22 June 2026 in the manner and at the address specified in the ADS voting instruction card. I already voted as an ADS Holder but have changed my mind – can I change my vote? You can submit a new ADS voting instruction card at any time during the ADS voting period. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card. The ADS voting instruction card last received by the Depositary prior to the expiration of the ADS voting period will be the one that is followed. I hold my ADSs in a street name – can I still vote? You should contact your bank, broker or nominee for information on how to vote your ADSs.

13 Contact Details IR Team Polestar Automotive Holding UK PLC Assar Gabrielssons Väg 9, 418 78 Göteborg, Sweden E-mail: ir@polestar.com Company Secretary Computershare Company Secretarial Services Limited The Pavilions, Bridgwater Road, Bristol, BS13 8FD United Kingdom Tel: +44 (0370) 702 0003 Registrar Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ United Kingdom Tel: +44 (0370) 707 1002 ADS Depositary Citibank ADS Holder Services P.O. Box 43077 Providence, Rhode Island, 02940-3077 USA Tel (toll free): +1 877-CITI-ADR Tel (outside US): 1-781-575-4555 Fax: 1-201-324-3284 E-mail: Citibank@shareholders-online.com